UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
December 10, 2012

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

China Cord Blood Corporation

File No. 005-84917- CF#28900

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Golden Meditech Holdings Limited submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Schedule 13D as amended on October 4, 2012, relating to its beneficial ownership of ordinary shares of China Cord Blood Corporation.

Based on representations by Golden Meditech Holdings Limited that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 8   through October 3, 2015

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Michele Anderson
Chief, Office of Mergers & Acquisitions